Exhibit 99.3

FIRST AMENDMENT TO THE

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

(Restated 2014)

WHEREAS, Allergan, Inc. (the “Company”) maintains the Allergan, Inc. Savings and Investment Plan (Restated 2014), as amended (the “Plan”);

WHEREAS, the Company wishes to amend the Plan, retroactively effective to the Plan Year commencing January 1, 2006, to change the Plan’s definition of Compensation to include “Contest Pay” in this definition for purposes of determining contributions and allocations made to individuals in the Allergan Medical business unit;

WHEREAS, Section10.1 of the Plan authorizes the Company, by action of the Board or its delegate, to make amendments to the Plan.

NOW, THEREFORE, the Plan is hereby amended, effective as of January 1, 2006, to add the following subsection (g) to Section 2.17 of the Plan:

Notwithstanding the forgoing, “Contest Pay” paid between January 1, 2006 and November 30, 2012, to individuals working for the Allergan Medical business unit of the Company shall be included in the Plan’s definition of Compensation.

IN WITNESS WHEREOF, the Company has caused this Amendment to the Allergan, Inc. Savings and Investment Plan (Restated January 1, 2014) to be executed by its duly authorized officer as of the date set forth below.

Date: April 16, 2014

Allergan, Inc.

Scott D. Sherman
Executive Vice President, Human Resources